Mail Stop 4561

September 23, 2008

Mr. Douglas P. Martin
President and Chairman
Medical Makeover Corporation of America
500 Australian Avenue South
Suite 700
West Palm Beach, Florida 33401

> **Re: Medical Makeover Corporation of America**
> **Form 10-KSB and Form 10-KSB/A for the**
> **Fiscal Year Ended December 31, 2007**
> **Filed April 14, 2008 and September 23, 2008**
> **File No. 000-30621**

Dear Mr. Martin:

We have reviewed your response letter dated September 23, 2008 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 17, 2008.

Form 10-KSB/A for the Fiscal Year Ended December 31, 2007

Item 8A. Controls and Procedures, page 11

1.   We note that you have removed "Management's Report on Internal Control Over Financial Reporting" and the disclosures regarding "Changes in Internal Control Over Financial Reporting" which were previously disclosed on page 11 of your amendment filed on September 16, 2008. It is unclear to us why you have removed these disclosures. Please revise to provide the disclosures required by Item 308(T) of Regulation S-B. The Company may provide the Staff with a draft copy of the revised pages to your Form 10-KSB prior to amending the document.

* * * * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

You may contact Megan Akst, Staff Accountant, at (202) 551-3407 or me at (202) 551-3408, if you have questions regarding these comments.

Sincerely,

Christine Davis
Assistant Chief Accountant